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Our File No. 1707

 August 10, 2007

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your letter dated July 31, 2007.  Further to that letter, we advise that the Company has begun going through your comments and has set up meetings with its auditors.  Additional time will be required to address your concerns.

We have also been advised that the Company and its auditors hope to contact you in the near future to set up a conference call to try to resolve the accounting matters raised in the most efficient manner.   We will be working with the Company on the additional technical issues you have raised and will be in contact with Mr. Schuler in the near future.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)

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